Mail Stop 0308

      	June 22, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Michael J. Draper
Chief Financial Officer
America First Tax Exempt Investors, LP
1004 Farnam Street, Suite 400
Omaha, NE  68102

	Re:	Form 10-K for the Year Ended December 31, 2004
		Form 10-Q for the Quarterly Period Ended March 31, 2005
      File No. 000-24843

Dear Mr. Draper:

		We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree with the comment, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.  Please be as detailed as
necessary in your explanation.    After reviewing your response,
we
may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2004
```Financial Statements
Report of Independent Registered Public Accounting Firm, page 35

1. We note Deloitte & Touche LLP did not audit the financial statements of two consolidated variable interest entities and the firm has relied upon the report of another auditor as it relates to the amounts included for these entities. Please advise or revise to include the report of the other auditor as required by Rule 2-05 of
Regulation S-X.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	     In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding this comment, please direct them to Donna Di Silvio, Staff Accountant, at (202) 551-3202, or in her absence, to the undersigned at (202) 551-3841.

						Sincerely,



								Michael Moran
								Branch Chief

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Mr. Michael J. Draper
America First Tax Exempt Investors, LP
June 22, 2005
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